UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

Tax ID 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 19, 2025

1.               DATE TIME AND PLACE: On February 19 (nineteen), 2025, at 09:00 a.m., at headquarters of Sendas Distribuidora S.A. ("Company"), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22775-005.

2.               CALL NOTICE AND ATTENDANCE: Call notice in accordance with the Internal Regulations of the Board of Directors and all members were present, namely Messrs. Oscar de Paula Bernardes Neto - Chairman of the Board of Directors, José Guimarães Monforte - Vice-Chairman of the Board of Directors, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio César de Queiroz Campos, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira, provided that Mr. Belmiro de Figueiredo Gomes abstained from voting on the resolution contained in item 5. Also present were Mr. Artemio Bertholini, Chairman of the Fiscal Council, representatives of the independent auditor and Mr. Heraldo Oliveira, coordinator of the Company's Audit Committee.

3.               BOARD: President: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.               AGENDA: Analysis and resolution on the Management Report, Financial Statements and Explanatory Notes regarding the year ended December 31, 2024.

5.               RESOLUTIONS: The members of the Board of Directors, by unanimous vote and without restrictions, resolved as follows:

Analysis and resolution on the Management Report, Financial Statements and Explanatory Notes regarding the fiscal year ending December 31, 2024: the Management Report, Financial Statements and Explanatory Notes regarding the fiscal year ending on December 31, 2024 were presented. After discussions, presentation of the Independent Auditors' unqualified report, and pursuant to the favorable recommendation of the Audit Committee and the favorable opinion of the Fiscal Council, the members of the Board of Directors resolved to approve the Company's Financial Statements regarding the year ended on December 31, 2024, accompanied by the Reports of the Management, the Audit Committee and the Independent Auditors. The members also authorized the Company's Board of Executive Officers to take all the necessary measures to disclose the Financial Statements approved herein in accordance with the applicable legislation and regulations.

6.       ADJOURNMENT: There being no further business, the meeting was adjourned for the drawing up of these minutes. The minutes were read and approved and signed by those present. Rio de Janeiro, February 19, 2025. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Ms. Tamara Rafiq Nahuz. Attending members of the Board of Directors: Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio César de Queiroz Campos, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

Rio de Janeiro, February 19, 2025.

_______________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.